McGladrey & Pullen
Certified Public Accountants

McGladrey & Pullen, LLP
1185 Avenue of the Americas
New York, NY 10036-2602
O 212.372.1800 F 212.372.1801
www.mcgladrey.com

April 29, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: NaturalNano, Inc.
Commission File # 000-49901

Ladies and Gentlemen:

We have read the statements made by **NaturalNano, Inc.** included under Item 4.01 of its Form 8-K filed on April 29, 2008, and we agree with such statements concerning our firm.

Very truly yours,

McGladrey & Pullen, LLP

McGLADREY & PULLEN, LLP